UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 13, 2018

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED: NOTICE OF ANNUAL GENERAL MEETING**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

13 April 2018

NEWS RELEASE

NOTICE OF ANNUAL GENERAL MEETING

The notice of the 74th Annual General Meeting of AngloGold Ashanti (AGM), which incorporates summarised financial statements for the year ended 31 December 2017, has been distributed to AngloGold Ashanti shareholders on Friday, 13 April 2018.

The AGM will be held on Wednesday, 16 May 2018 at the Auditorium, 76 Rahima Moosa Street, Newtown, Johannesburg, South Africa, at 11:00 am (SA time).

Salient dates:

- The record date for the purposes of receiving notice of the AGM (being the date on which a shareholder must be registered in the Company's register of shareholders in order to receive the notice of AGM), was at the close of business on Thursday, 29 March 2018 (Notice Record Date).

- The record date for the purposes of participating in and voting at the AGM (being the date on which a shareholder must be registered in the Company's register of shareholders in order to participate in and vote at the AGM) shall be the close of business on Friday, 4 May 2018 (Voting Record Date).

- Last day to trade in AngloGold Ashanti securities in order to be eligible to participate in and vote at the AGM is Monday, 30 April 2018.

The AngloGold Ashanti's suite of 2017 annual reports is available on the Company's website (www.aga-reports.com).

ENDS

Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts

Media

Chris Nthite	**+27 (0) 11 637 6388/+27 (0) 83 301 2481**	**cnthite@anglogoldashanti.com**
Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	**sbailey@anglogoldashanti.com**
General inquiries		**media@anglogoldashanti.com**

Investors

Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	**sbailey@anglogoldashanti.com**
Sabrina Brockman (US & Canada)	**+1 646 880 4526 / +1 646 379 2555**	**sbrockman@anglogoldashanti.com**
Fundisa Mgidi (South Africa)	**+27 11 6376763 / +27 82 821 5322**	**fmgidi@anglogoldashanti.com**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 13, 2018

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance